
Dashible

Confidential - Copyright © 2020 Dashible

Find New Customers and Keep Them

FOUNDER GYM

Deal Platforms are Broken

Local Retailers

Use Groupon But Hate It

- Little Repeat Business
- 50% Revenue Share
- Lack of Control

Consumers

Don’t Love Groupon Either

- Prepayment Required
- Vouchers Expire
- Not Personalized

Deals & Loyalty Should be Complimentary

Deal Platforms

Proven to Acquire New Customers

Loyalty Platforms

Focus on Retaining Existing Customers

Local Retailers Need Both

The Dashible Solution

Local Retailers



Consumers



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BK Lobster
Not Valid For Golden Lobster
(347) 365-4040
REDEEM



Play

Dashible

Low Friction App & Portal Self-Service Real-Time	Machine Learning Deal Targeting Open API	Fun to Use App Relevant Deals Multi-Business Loyalty

Engaging & Fun Consumer Interface

Deals

- **Engaging & Fun Deal Search**: Swipe deals left/right
- **Instant Gratification**: No vouchers to buy, no waiting
- **Personalized**: Machine learning to target deals
- **Shareable**: Formatted for social media sharing
- **Location Based**: Find deal and loyalty programs close by

Loyalty

- **Convenient:** Multiple loyalty cards in your phone
- **Graduated Rewards:** up to 99 levels with custom rewards
- **Robust Rewards:** Merchant & platform-level



25% Off Lobster Rolls
BK Lobster
26 days left
47 left
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What you'll get
Get 25 % off of All Lobster Rolls Made Fresh From Maine Lobsters with a Brooklyn Twist
REDEEM
Deals
Nah!
Yeah!
Close

Download on the App Store
GET IT ON Google Play

Why Businesses Love Us

Designed after speaking to dozens of business owners.
Design Drivers - Ease of Use, Control and Affordability

- **Insightful:** Reporting and analytics
- **Easy**: <10 minutes to create a deal or loyalty campaign
- **Customizable**: Self-service. Businesses get 100% control
- **Flexible:** 6 deal types, 99 loyalty levels
- **Affordable**: Subscription-based, no revenue share
- **Real Time:** Create & launch a campaign instantly


Dashible
Create A New Campaign
Dashboard
CREATE A CAMPAIGN

Business Model

Local Retailers

Dashible

How We Make Money

Trial	Silver	Gold	Platinum
Free	$89/Mo	$129/Mo	$169/Mo
2 Deal Campaigns	2 Deal Campaigns	6 Deal Campaigns	8 Deal Campaigns
1 Loyalty Level	99 Loyalty Levels	99 Loyalty Levels	99 Loyalty Level
1 Location	2 Locations	3 Locations	4 Locations

Consumers

Free

Maximizing Lifetime Value of Customers


Dashible

Deals

Find New Customers

Loyalty

Increase Repeat Business

Engagement*

Build Customer Relationships

*Social media, email and SMS integrations on roadmap

Over $100B Spent on Deals & Loyalty


TAM
$105B
Total
Addressable Market
SAM
$45B
Serviceable
Addressable Market

*Based on businesses verifiable digitally via Yelp and Google My Business

Progress to Date

01/2020
Dashible Deals Launch
Launched Dashible Deals in NYC

05/2020
200 Business Registered

07/2020
1,000 App Users

09/2020
First 3rd Party API user
EatOkra integrated Dashible Deals into their consumer app

11/2020
Dashible Loyalty Launch

The Team



Marvin R Johnson, MBA
Co-Founder/CEO
- VP Prod. Dev. at Mastercard
- Co-Founder/CEO of iKobo (acquired)
- US Navy, Nuclear Submarine Officer



Tony Carter, CISSP
Co-Founder/CTO
- Fortune 100 Experience
- Co-Founder/CTO of iKobo (acquired)
- US Air Force, Info. Sec Specialist

Where We've Worked

AT&T

GitHub

U.S. AIR FORCE

Why Dashible?



- Serial Co-Founding Team
- Built a Global Business Before
- Product Validated in Market
- > 300 Businesses Onboarded
- Ready to Scale

Dashible

Marvin Johnson, CEO
marvin.johnson@dashible.com
678.360.8701